OCA Acquisition Corp.

1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigitte Lippmann

Re:	OCA Acquisition Corp
Registration Statement on Form S-1, as amended
Filed January 11, 2021
File No. 333-251617

Dear Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OCA Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ David Shen
David Shen
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)